Exhibit 99.1

TUFIN SOFTWARE TECHNOLOGIES LTD.
5 HaShalom Road, ToHa Tower
Tel Aviv, 6789205, Israel

Dear Shareholder,

You are cordially invited to attend an Annual General Meeting (the “Meeting”) of the shareholders of Tufin Software Technologies Ltd. (the “Company”), to be held at 06:00 p.m., Israel time, on July 15, 2021, at the Company’s offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel.

The Company’s Notice of Annual General Meeting, as published on June 9, 2021, and the proxy statement (“Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on June 14, 2021, are entitled to notice of, and to vote at, the Meeting and any adjournments thereof. The Company’s board of directors recommends a vote “FOR” each matter set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Reuven Kitov, Chief Executive Officer and Chairman of the Board of Directors

TUFIN SOFTWARE TECHNOLOGIES LTD.
5 HaShalom Road, ToHa Tower
Tel Aviv, 6789205, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Tufin Software Technologies Ltd. (the “Company”) will be held at 06:00 p.m., Israel time, on July 15, 2021, at the Company’s offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, for the following purposes:

1.	Approval of the re-election of each of Mr. Ohad Finkelstein and Mr. Brian Gumbel as a director of the Company to hold office until the close of the Company’s annual general meeting to be held in 2024;

2.	Approval of a grant of restricted share units to the Company’s executive directors;

3.	Approval of an amendment to the Company’s Compensation Policy for Executive Officers and Board Members; and

4.
Approval and ratification of the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2020.

The affirmative vote of the holders of a majority of the votes cast by shareholders in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of Proposal Nos. 1, 2 and 4.  The approval of Proposal No. 3 requires the affirmative vote of a majority of the votes cast by shareholders in person or by proxy and voting thereon (which excludes abstentions); provided, that: (i) such majority vote at the Meeting includes a majority of the total votes of shareholders participating in the voting at the Meeting in person or by proxy who are not controlling shareholders of the Company and do not have a personal interest in the approval of the Proposal, excluding abstentions; or (ii) the total number of votes of shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Israeli Companies Law 5759-1999, and regulations promulgated thereunder, or the Companies Law, defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:

(i) a personal interest of that person’s relative (i.e., spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing); or

(ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer). For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of a company if the company has no shareholder that owns more than 50% of its voting rights and two or more shareholders who have a personal interest in such a transaction are deemed to be joint holders.

As part of the special majority vote described above, you must state whether or not you are a controlling shareholder or have a personal interest in the approval of the Proposal. If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted on Proposal No. 3.

Only shareholders of record at the close of business on June 14, 2021, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading this Notice of Annual General Meeting of Shareholders (this “Notice”) and accompanying proxy statement (“Proxy Statement”), please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

Your proxy may be revoked at any time before it is voted either by you returning a later-dated proxy card or by voting your shares in person at the Meeting.

The Proxy Statement describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter will be mailed on or about June 17, 2021, to all shareholders entitled to vote at the Meeting. Such Proxy Statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website at www.tufin.com and on the SEC’s website at www.sec.gov. Proxies must be submitted to Broadridge Financial Solutions (“Broadridge”) no later than 11:59 p.m. Israel time on July 14, 2021, or to our offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, to the attention of Mr. Yuval Fessler, general counsel of the Company, no later than 8:00 a.m., Israel time, on July 15, 2021. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies. Shareholders who hold their shares in “street name”, meaning in the name of a bank, broker or other nominee, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your bank, broker or other nominee regarding how to instruct them to vote your shares.

In accordance with the Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting. Position statements must be submitted to the Company at its registered offices, at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, to the attention of Mr. Yuval Fessler, general counsel of the Company, no later than July 5, 2021. Reasonable costs incurred by the Company in dealing with a position statement shall be borne by the submitting shareholder. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov.

The information and details provided on the Proxy Statement are incorporated by reference into this Notice. Therefore, this Notice should be read in conjunction with the information provided in the Proxy Statement.

By Order of the Board of Directors,

Reuven Kitov
Chief Executive Officer and Chairman of the Board of Directors

Tel-Aviv, Israel
June 9, 2021

ii

TUFIN SOFTWARE TECHNOLOGIES LTD.
5 HaShalom Road, ToHa Tower
Tel Aviv, Israel

PROXY STATEMENT

This proxy statement (the “Proxy Statement”) is being furnished to the holders of ordinary shares (the “shareholders”), par value NIS 0.015 per share (the “Shares”), of Tufin Software Technologies Ltd. (the “Company”) in connection with the solicitation of proxies on behalf of the board of directors of the Company (the “Board of Directors”) for use at the annual general meeting of shareholders (the “Meeting”) to be held at 06:00 p.m., Israel time, on July 15, 2021, at the Company’s offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders (the “Notice”).

At the Meeting, the shareholders are being asked to consider and vote on the following matters:

1.	Approval of the re-election of each of Mr. Ohad Finkelstein and Mr. Brian Gumbel as a director of the Company to hold office until the close of the Company’s annual general meeting to be held in 2024;

2.	Approval of a grant of restricted share units (“RSUs”) to the Company’s executive directors;

3.	Approval of an amendment to the Company’s Compensation Policy for Executive Officer and Board Members;

4.
Approval and ratification of the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting

In addition, the shareholders will be requested to consider at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2020.

Record Date

Only shareholders of record at the close of business on June 14, 2021, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. At the close of business on June 14, 2021, the Company had outstanding 37,218,417 Shares, each of which is entitled to one vote on each of the matters being voted on at the Meeting.

Quorum

Pursuant to our amended and restated articles of association of the Company (the “Articles”), the quorum required for general meetings of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding 1/3 or more of our voting rights. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our Board of Directors if so specified in a notice to our shareholders. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Pursuant to our Articles, holders of our Shares have one vote for each Share held on all matters submitted to a vote before the shareholders at a general meeting.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other nominee of record holding shares for a beneficial owner does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only proposal that we believe may be considered routine is Proposal 4; however, we expect that this will not be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. If you hold your Shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any non-routine proposal, your broker will not be permitted to vote your Shares on the proposal, resulting in a “broker non-vote”. Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its Shares to count for all proposals.

Required Vote

The affirmative vote of the holders of a majority of the votes cast by shareholders in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of Proposal Nos. 1, 2 and 4.  The approval of Proposal No. 3 requires the affirmative vote of a majority of the votes cast by shareholders in person or by proxy and voting thereon (which excludes abstentions); provided, that (i) such majority vote at the Meeting includes a majority of the total votes of shareholders participating in the voting at the Meeting in person or by proxy who are not controlling shareholders of the Company and who do not have a personal interest in the approval of the Proposal, excluding abstentions; or (ii) the total number of votes of shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company. Except for the purpose of determining a quorum, abstentions from voting and, as discussed above, broker non-votes are not treated as votes cast and are not counted in determining the outcome of any of Proposal Nos.1, 2, 3 or 4.

The Companies Law defines a “personal interest” as a personal interest of a person in an act or transaction of a company, including:

(i)  a personal interest of that person’s relative (i.e. spouse, sibling, parent, grandparent, child, child sibling and parent of such person’s spouse or the spouse of any of the above); or

(ii) a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer). For the purpose of approving related-party transactions, the term also includes any shareholder that holds 25% or more of the voting rights of a company if the company has no shareholder that owns more than 50% of its voting rights and two or more shareholders who have a personal interest in such a transaction are deemed to be joint holders.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your Shares will not be voted on Proposal No. 3.

We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore, we believe that (other than our directors, officers and their relatives) none of our shareholders should have a personal interest in Proposal No. 3. Such shareholders should mark “NO” on the proxy card or voting instruction form (or in their electronic submission).

Joint holders of Shares should note that, pursuant to our Articles, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote Shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

Voting Procedures; Expressing Positions

Registered Shareholders

Shareholders registered in the Company’s shareholders register (“Registered Shareholders”) may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company’s offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Beneficial Owners

Shareholders who hold their Shares in “street name” meaning in the name of a bank, broker or other nominee, through Cede & Co., referred to as beneficial owners, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder, together with a proof of such record holder with respect to the holding of the Shares on the record date. If you are a beneficial owner whose Shares are held through bank, broker or other nominee, you should follow the directions provided by your broker or nominee regarding how to instruct them to vote your Shares. It is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote if the shareholder wants its Shares to count for the proposal.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal (although, as described under “Quorum” above, they will be counted for the purpose of determining a quorum).

Revocation of Proxies

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if such Shareholders are the record holders of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (a “Position Statement”). Position Statements should be submitted to the Company at its registered offices, at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, to the attention of Mr. Yuval Fessler, the General Legal Counsel of the Company, no later than July 5, 2021. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Meeting Agenda

In accordance with the Companies Law, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, c/o Mr. Yuval Fessler at 5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel, no later than June 16, 2021. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than June 23, 2021, which will be furnished to the SEC on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Voting Results

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s General Counsel based on the information provided by Broadridge or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) related to the furnishing and content of proxy statements. The circulation of this Notice and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Proxy Solicitation

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about June 17, 2021 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing this Notice and Proxy Statement (including form of proxy) (the “Proxy Materials”) will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding the Proxy Materials to beneficial owners of Shares.

Proxies must be submitted to Broadridge no later than 11:59 p.m. Israel time on July 14, 2021, or to our offices at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, to the attention of Mr. Yuval Fessler, General Counsel of the Company no later than 8:00 a.m., Israel time, on July 15, 2021. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the Proxy Materials are available at the Investor Relations section of our Company’s website, www.tufin.com. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2020, please see Item 6.B. of our Annual Report for the year ended December 31, 2020 and any amendments thereto, filed on Form 20-F with the SEC on March 2, 2021 (the “2020 Annual Report”) and accessible through the SEC’s website at www.sec.com.

DIRECTOR INDEPENDENCE

Our Board of Directors has determined that each of Ohad Finkelstein, Yuval Shachar, Yair Shamir, Edouard Cukierman, Peter Campbell, Dafna Gruber, Tom Schodorf and Brian Gumbel is an “independent director” under the New York Stock Exchange (“NYSE”) rules.

Our Board of Directors has further determined that each member of the audit committee of our Board of Directors (the “Audit Committee”) is “independent” for purposes of Section 10A(m)(3) of the Exchange Act and that each member of the compensation committee of our Board of Directors (the “Compensation Committee”) is “independent” for purposes of Section 10C(a)(3) of the Exchange Act. All members of our Audit Committee also meet the requirements for financial literacy under NYSE rules, and our Board of Directors has determined in its business judgment that each of Dafna Gruber and Peter Campbell is an audit committee financial expert as defined by the SEC rules and has the requisite accounting or related financial management expertise as required by NYSE corporate governance requirements.

Board Structure and Lead Independent Director

Mr. Reuven Kitov is the Company’s Co-Founder, Chairman of the Board of Directors and Chief Executive Officer. In its May 2020 meeting, the Board of Directors resolved to adopt the role of a lead independent director, and to appoint Mr. Tom Schodorf to such position. The purpose of the lead independent director role is to facilitate strong independent Board of Directors leadership and ensure independent oversight.

The responsibilities and authorities of the lead independent director include the following:

•	presiding at all meetings of the Board of Directors at which the Chairman is not present, including executive sessions of the independent directors;
•	serving as a liaison between the Chairman and the independent directors;
•	having the authority to recommend that the Board of Directors retain consultants or advisers that report directly to the Board of Directors;
•	approving information sent to the Board of Directors;
•	approving meeting agendas for the Board of Directors;
•	approving meeting schedules to assure that there is sufficient time for discussion of all agenda items;
•	having the authority to call meetings of the independent directors; and
•	if requested by major shareholders, ensuring that he is available for consultation and direct communication.

Tom Schodorf has served as a member of our Board of Directors since 2019. Based on Mr. Schodorf’s contributions to date as a member of the Board of Directors, his extensive board experience and strong operational background, the Board of Directors resolved to appoint Mr. Schodorf as lead independent director as of May 2020.

In May 2020, the Board of Directors resolved to adopt the corporate governance exemption set forth in Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000 (the “Regulation”). Accordingly, upon adoption of the exemption in accordance with the Regulation, the Company is exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. The terms of office for each of the Company’s former external directors, Ms. Dafna Gruber and Mr. Peter Campbell, will expire, pursuant to the Regulation, at the Meeting and the Board intends to reappoint each of the foregoing directors after the Meeting and classify them at that time.

Nominating and Corporate Governance Committee Chair

The Nominating and Corporate Governance Committee of the Board of Directors (the “Nominating and Corporate Governance Committee”) is currently comprised of three members of the Board of Directors: Ms. Dafna Gruber, Mr. Yair Shamir and Mr. Yuval Shachar. In May 2020, our Board of Directors resolved to appoint Mr. Yuval Shachar as the chairperson of the Nominating and Corporate Governance Committee.

AFTER CAREFUL CONSIDERATION, OUR BOARD RECOMMENDS THAT SHAREHOLDERS VOTE
“FOR” THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL NO. 1

APPROVAL OF THE RE-ELECTION OF EACH OF MR. OHAD FINKELSTEIN AND MR. BRIAN
GUMBEL AS A DIRECTOR OF THE COMPANY TO HOLD OFFICE UNTIL THE CLOSE OF THE
COMPANY’S ANNUAL GENERAL MEETING TO BE HELD IN 2024

At the Meeting, shareholders are being asked to approve the re-election of each of Mr. Ohad Finkelstein and Mr. Brian Gumbel, as a director of the Company to hold office until the close of the Company’s annual general meeting to be held in 2024. Our Board of Directors has determined that each of the director nominees qualifies as an “independent director” under the NYSE rules.

There are currently ten directors serving on the Board of Directors, two of whom are standing for re-election under this Proposal No. 1. During the year ended December 31, 2020, nine of ten directors (including the director nominees standing for re-election below) attended at least 95% of the aggregate of the total number of meetings of the Board of Directors and the total number of meetings of the committees on which he or she served, with the remaining director attending at least 75% of such meetings.

Set out below are details on the directors standing for re-election:

Ohad Finkelstein has served as a director since January 2011. Mr. Finkelstein serves as Managing Partner of Danli Capital, an investment advisory firm that he founded in 2017. Mr. Finkelstein is the Co-Founding Partner of Marker LLC, which he founded in 2011. Prior to that, from 2005 to 2011, he led international investment for Venrock, a venture capital firm. He served as the Chairman, Chief Executive Officer and President at Interoute Communications Limited from 1999 to 2003. Mr. Finkelstein holds a Bachelor of Arts degree in Political Science and International Marketing from the University of California, Los Angeles.

Brian Gumbel has served as a director since 2019. Mr. Gumbel currently serves as the Chief Revenue Officer of Armis Inc. Prior to joining Armis Inc., he served as the Chief Revenue Officer for Sisense from October 2019 to April 2020. He previously served as the Senior Vice President of Worldwide Sales at Forescout Technologies Inc., where he held senior management positions from October 2015 to October 2019. Previously, he led sales and operations at Tanium as the Vice President for Americas East and Canada from February 2014 to October 2015. Prior to that, he worked at McAfee from 2007 to 2014 ultimately serving as the Vice President for Americas East and Canada, and at Cisco from 2000 to 2007 in various sales and leadership positions. Mr. Gumbel holds a Bachelor of Science degree in Biology from Marist College in Poughkeepsie, New York.

Each of the director nominees named above has certified to us that he complies with all requirements under the Companies Law for serving as a director. Such certifications will be available for inspection at the Meeting.

For information on the compensation payable to our directors, please see the 2020 Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of each of Mr. Ohad Finkelstein and Mr. Brian Gumbel, as a director of the Company to hold office until the close Company’s annual general meeting to be held in 2024.”

PROPOSAL NO. 2

APPROVAL OF A GRANT OF RSUS TO THE COMPANY’S EXECUTIVE DIRECTORS

Overview of Proposal

At the Meeting, shareholders are being asked to approve a grant of RSUs to Mr. Reuven Kitov and Mr. Reuven Harrison.

Under the Companies Law, arrangements regarding the compensation of a director in a public company, including compensation relating to any other position in the company held by the director, require the approval of the company’s compensation committee, board of directors and shareholders, in such order. Mr. Reuven Kitov serves as both our Chairman of the Board of Directors and Chief Executive Officer and Mr. Reuven Harrison serves as both a director on our Board of Directors and our Chief Technology Officer. The grant of RSUs to each of our executive directors, as described below, has been approved by our Compensation Committee and Board of Directors, and, in accordance with the Companies Law, requires approval by our shareholders.

Our Compensation Committee and Board of Directors approved the grant of RSUs described below because they believe that, together with the current terms of each of these executive directors’ compensation, such grant would serve as an appropriate long-term retention and performance incentive, and advance the objectives of the Company, including its long-term strategy. In approving the grant of RSUs, our independent Compensation Committee and Board of Directors also considered various factors, including: (i) Mr. Kitov’s and Mr. Harrison’s leading roles on the Company’s management team; (ii) Mr. Kitov’s and Mr.Harrison’s past and recent performance and the past and recent financial and business results of the Company; (iii) the existing terms of each of Mr. Kitov’s and Mr. Harrison’s cash and equity compensation; and (iv) as described further below, the Executive Compensation Review study and recommendations prepared by our independent compensation consultant Radford (“Radford”), which is part of the Rewards Solutions practice at Aon plc (such study, the “Radford Study”).

Consistent with the Compensation Policy, and taking into account numerous factors summarized above, our Board of Directors, following the recommendation of our Compensation Committee, approved, and is recommending that the shareholders approve, the grant of 120,000 RSUs to Mr. Kitov (the “CEO Equity Grant”) and 40,000 RSUs to Mr. Harrison (the “CTO Equity Grant”, and together with the CEO Equity Grant, the “Executive Grants”).

If approved, the Executive Grants will be granted under the 2019 Equity-Based Incentive Plan and vest in equal installments over a period four years, such that 25% of the RSUs would vest upon the lapse of each 12-month period following the date of shareholder approval, provided that Mr. Kitov and Mr. Harrison, as applicable, remains continuously an employee or a service provider of the Company or its affiliates throughout each such vesting date. The grant is subject to the execution of an appropriate RSU agreement with the Company, confirming the terms and conditions applying to the grant.

Key Considerations for Evaluating this Proposal

The following are the key considerations for evaluating this Proposal.

1. The Executive Grants align with long-term shareholders’ interests and promote the enhancement of shareholder value.

The Compensation Committee and the Board of Directors believe that, given our Chief Executive Officer’s and Chief Technology Officer’s critical roles in the Company’s management and strategic direction, it is important to align their compensation with the interests of shareholders. The Executive Grants of 120,000 RSUs and 40,000 RSUs for Mr. Kitov and Mr. Harrison, respectively, vesting over a four-year period are “at risk” compensation based on the future performance of the Company’s share price over a long-term period. The awards are also contingent on each of Mr. Kitov’s and Mr. Harrison’s continued employment at the Company throughout this period. This type of long-term equity grant helps align pay with shareholders’ interests by incentivizing performance and aligning our executives’ compensation with long-term shareholder value.

2. The Executive Grants amounts were determined by our Compensation Committee and Board of Directors based on appropriate considerations, including past and recent performance, existing compensation and peer data provided by our independent compensation consultant.

In determining the size of the proposed Executive Grants, our Compensation Committee and Board of Directors considered:

•	each of Mr. Kitov’s and Mr. Harrison’s responsibilities and performance in these roles;

•	Mr. Kitov’s and Mr. Harrison’s existing cash and equity compensation; and

•	data provided by Radford, our independent compensation consultant, regarding cash and equity compensation awarded to executive officers of peer companies in our industry.

The Executive Grants were decided by the Compensation Committee and the Board of Directors based on an annual performance review process, which looks at the past and recent performance of the executive officer and the Company. Among the factors considered was the Company’s transition to a subscription revenue model, which was planned through 2020 and was announced and launched at the beginning of 2021. Messrs. Kitov and Harrison are important drivers of the transition, including in part due to Mr. Kitov’s  decision to hire a new Chief Revenue Officer with substantial experience in model transitions.

In addition, and as noted above, the Compensation Committee has engaged Radford as an independent consultant, to provide advice related to the Company’s executive compensation programs and to assist in the design, formulation, analysis and implementation of our compensation program. The Radford Study, which includes information relating to the compensation practices of peer companies, aided the decision-making process of the Compensation Committee and Board of Directors with respect to their determination of compensation and, in particular, the Executive Grants, and enhanced our ability to inform shareholders of the Company’s relative positioning on compensation.

The Compensation Committee and Board of Directors, with the assistance of Radford, constructed the Company’s compensation peer group (the “Peer Group”) with careful consideration, and believe the Peer Group represents an appropriate comparison pool based on the peer companies’ industry, size, revenues and maturity stage. In determining the grant value, our Compensation Committee and Board of Directors analyzed the data from the Radford Study and considered whether the Executive Grants provided a framework permitting the total direct compensation of Mr. Kitov and Mr. Harrison to remain competitive relative to market practices.  Specifically, with respect to the data provided in the Radford Study, the Compensation Committee and the Board of Directors considered that the 2020 total direct compensation, which reflects the sum of the annual long-term incentive value and target total cash compensation, (i) for Mr. Kitov was  below the 25th percentile and (ii) for Mr. Harrison was between the 25th and 50th percentile, each as compared to the total direct compensation of chief executive officers and chief technology officers, respectively, of the Peer Group. As a result, the Compensation Committee and Board of Directors believe that such equity awards for 2021 to Mr. Kitov and Mr. Harrison would be in the best interest of the Company’s compensation goals by keeping it competitive with the market.

3. Any dilutive impact of the Executive Grants is minor, and the Company’s overall dilution level should not impact shareholders’ decision to support an award of equity to each of our Chief Executive Officer and Chief Technology Officer that aligns pay with shareholders’ interests.

The proxy advisory firm, ISS, has a policy applicable to Israeli foreign private issuer companies to recommend against any proposal involving an equity award if total dilution exceeds 10 percent. By contrast, for domestic issuers, a proposal related to Chief Executive Officer and Chief Technology Officer compensation would be evaluated based on a framework that focuses on pay-for-performance metrics. We believe that this Proposal should be evaluated by our shareholders based on a pay-for-performance assessment that takes into account whether the Chief Executive Officer and Chief Technology Officer are appropriately compensated for their performance. The Company is committed to vigilant management of dilution and takes steps to manage the long-term effects of all employee equity grants by considering the Company’s Shares reserved for issuance and the overall levels of equity grants made to all of its employees and directors. However, the Executive Grants at issue in this Proposal are not the key mechanism through with the Company manages its overall dilution strategy. In fact, the Executive Grants would only constitute 0.4% of the Company’s outstanding share capital (assuming vesting of all shares underlying the Executive Grants). Moreover, the principal consideration for a proposal on such pay is and should be appropriately compensating our executive directors for their performance and ensuring that their pay is aligned with shareholder interests and long-term value. In approving and recommending this Proposal for a vote by shareholders, our Compensation Committee and Board of Directors believe that the Executive Grants achieve this purpose.

With respect to our overall dilution rate, the Compensation Committee understands it must take a disciplined approach to managing the long-term effects of equity incentive grants while taking into account the Company’s compensation and growth needs. We are a high-growth technology company, and therefore, equity is a significant component of our employees’ compensation. The Company remains committed to open an ongoing dialogue with its shareholders and welcomes regular feedback regarding its compensation policies and programs.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the grant of 120,000 RSUs to Mr. Reuven Kitov, Chairman of the Board of Directors and Chief Executive Officer, and 40,000 RSUs to Mr. Reuven Harrison, a director of the Board of Directors and Chief Technology Officer, as described in the Proxy Statement dated June 16, 2021.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

PROPOSAL NO. 3

APPROVAL OF AN AMENDMENT TO THE COMPANY’S COMPENSATION
POLICY FOR DIRECTORS AND OFFICERS

At the annual general meeting of shareholders held on March 21, 2019, our shareholders approved our current compensation policy, as amended pursuant to shareholder approval on July 29, 2020 (the “Compensation Policy”).

Pursuant to the Companies Law, the Compensation Policy must be reviewed from time to time by our Compensation Committee and the Board of Directors to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company, including the Company objectives, business plan and long-term strategy.

In light of the Israeli Securities Authority’s legal position number 21-101, as amended in June 2020 and August 2020 regarding the necessity to refer to the annual premium in compensation policies, we are proposing to amend the Compensation Policy such that the limitations on the premium and deductible that may be paid by the Company under its directors’ and officers’ liability insurance, set forth in the bullet points under Section 24.1 will be removed.

Following discussion and consideration of all relevant factors, including the rapid changes in the terms of insurance policies and significant increases in premiums payable and deductible amounts, as well as the risks inherent in the industry, our compensation committee and Board of Directors have each approved, and are recommending that the shareholders approve, the amendment to the Compensation Policy.

At the Meeting, it is proposed that the following resolution be adopted:

RESOLVED, to approve an amendment to the Company’s Compensation Policy for Directors and Officers, as detailed in the Proxy Statement dated June 16, 2021.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

PROPOSAL NO. 4

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF KESSELMAN & KESSELMAN, A
MEMBER FIRM OF PRICEWATERHOUSECOOPERS INTERNATIONAL LIMITED, AS THE
INDEPENDENT AUDITORS OF THE COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF
THE NEXT ANNUAL GENERAL MEETING

Under the Companies Law and our Articles, the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under our Articles, the Board of Directors (or a committee, if it is so authorized by the Board of Directors) is authorized to determine the independent auditor’s remuneration. In addition, the approval by the Company’s audit committee of the independent auditor’s re-appointment and remuneration is required under the NYSE corporate governance requirements.

Following the recommendation by the Audit Committee and the Board, we are proposing that Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, be re-appointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s independent auditors for the fiscal year ended December 31, 2020 and have no relationship with the Company or with any affiliate of the Company, except as described in the 2020 Annual Report.

Information on fees paid to the Company’s independent auditors may be found in Item 16C. of the 2020 Annual Report.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.”

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

OTHER BUSINESS

The Board of Directors is not aware of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your form of proxy is appreciated and will be helpful to obtain the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than 8:00 a.m., Israel time, on July 15, 2021.

ADDITIONAL INFORMATION

The Company’s filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.tufin.com. Shareholders may download a copy of these documents without charge at www.tufin.com.

The Company is subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

Reuven Kitov
Chief Executive Officer and Chairman of the Board of Directors

June 16, 2021